Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF DECEMBER 12, 2014

DATE, TIME AND PLACE: On December 12, 2014, at 5:00 p.m at the Grand Hyatt Hotel, at 13.301 Nações Unidas Avenue, Mezzanine, Rooms I and II, city and state of São Paulo.

CHAIR: Pedro Moreira Salles.

QUORUM:  The full complement of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

The Board of Directors, based on its statutory duties, approved changes to the Corporate Governance Policy (HF-24), the Policy for Transactions with Related Parties (HF-42) and the Internal Charter of the Related Parties Committee. The foregoing documents shall be kept on file at the Company’s registered offices.

CONCLUSION: With the work of the meeting concluded, these minutes were drafted and signed, having been read and approved by all. City and state of São Paulo, December 12, 2014. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer

Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

CORPORATE GOVERNANCE POLICY

INDEX

1. PURPOSE

2. REGULATORY AND SELF-REGULATORY ENVIRONMENT

3. THE ITAÚ UNIBANCO VISION

4. CODE OF ETHICS

5. SENIOR MANAGEMENT

5.1. General Stockholders Meetings

5.2. Board of Directors and Committees

5.3. Fiscal Council

5.4. Executive Board

6. STOCKHOLDERS’ RIGHTS

6.1. Dividends Policy

6.2. Tag Along

7. TRANSPARENCY

7.1. Investor Relations

7.2. National and International Stock Indices

7.3. Policy Disclosure for an Act or Material Fact, Securities Trading Policy and Disclosure and Trading Committee

7.4. Operational Rules for Treasury

8. STOCK OPTION PLAN

9. TRANSACTIONS WITH RELATED PARTIES

10. SUSTAINABILITY

11. SCOPE

12. APPROVAL

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1. PURPOSE
This Corporate Governance Policy (Policy) consolidates the Corporate Governance principles and practices adopted by Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”).

Corporate Governance involves the management and monitoring of the relationship between the Company, the Board of Directors and the Committees related to it, including the Audit and Compensation Committees, the Executive Board, the Independent Audit, the Fiscal Council, its stockholders and the Market. Good Corporate Governance practices add value to the Company, facilitating its access to capital and contributing to its long-term viability.

The foundation stone on which Itaú Unibanco’s Policy rests is the search for excellence in Corporate Governance with a view to strengthening and creating the best conditions for the development of the institution and that of its subsidiaries.

The Policy ties in with the Bylaws, the Internal Charters of the Board of Directors and other statutory bodies and Committees, the Code of Ethics and other internal regulations of Itaú Unibanco in such a way as to reflect and consolidate the existing structures for protecting the interests of the stockholders and the market, serving as yardsticks for the management of the Company.

2. REGULATORY AND SELF-REGULATORY ENVIRONMENT

Itaú Unibanco is a financial institution with shares listed on three stock exchanges: the São Paulo Stock Exchange (BM&FBOVESPA), the Buenos Aires Stock Exchange (BCBA) and the New York Stock Exchange (NYSE). In the case of the latter two, trading takes place through depositary receipts representing the company’s shares (ADRs on the NYSE and CEDARs in the case of BCBA).

As a financial institution, the company is subject to the norms of the National Monetary Council (CMN) and to the rules and inspection of the Central Bank of Brazil (BACEN).
As a listed company with shares trading on the above mentioned stock exchanges in Brazil, Argentina and the United States, it is subject to the rules and inspection of the local authorities which regulate the respective capital markets: the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM), Comisión Nacional de Valores (CNV) and Securities and Exchange Commission (SEC) respectively, including the rules relative to Corporate Governance.

In addition, as a holding company, controlling a range of Companies acting in various segments of the market, it includes under its umbrella, controlled Companies which are subject to the rules of the respective regulatory and self-regulatory authorities (if signatories) for these sectors, such as, among others, the National Council of Private Insurance (CNSP), Superintendency of Private Insurance (SUSEP), the Complementary Pension Superintendence (SPC), the Brazilian Financial and Capital Markets Entities Association (ANBIMA) and the Brazilian Association of Listed Companies (ABRASCA).

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In Brazil, one of the principal regulations applicable to Itaú Unibanco reflects the adherence to BM&FBOVESPA’s Corporate Governance Level 1 listing, to which the company signed up on a voluntary basis in June 2001. Pursuant to Level 1 listing rules, Itaú Unibanco must adopt differentiated practices of Corporate Governance, such as greater transparency in disclosure to the market, maintenance of a minimum free float and share dispersion via public offerings of shares, respecting the interests of the minority stockholders. In addition Itaú Unibanco is a signatory of the ABRASCA Self-Regulatory Code for Control and Disclosure of Material Information and is constantly evolving its Corporate Governance practices, acting beyond the contents of regulatory and self-regulatory standards.

In the United States, Itaú Unibanco is subject to the Sarbanes-Oxley Act of July 2002, and also the NYSE and SEC requirements applicable to foreign issuers, among them the necessity of constituting an Audit Committee and validation of the company’s internal controls and financial statements. The establishment of the Audit Committee is also a determination of the Brazilian legislation (CMN 3198/04 and CNSP 312/2014 resolutions) as well as the constitution of the Compensation Committee (Resolution CMN 3921/10).

3. THE ITAÚ UNIBANCO VISION
Itaú Unibanco’s vision is to be the leading bank in sustainable performance and in customer satisfaction.

For Itaú Unibanco, sustainable performance is to generate shared value for employees, clients, stockholders and society, guaranteeing the longevity of the businesses.

One of the ways of creating stockholder value is the adoption of best practices of Corporate Governance, a continuous and long-term process focused on the Company’s sustainable performance.

In this context, Itaú Unibanco has established a set of 10 attitudes (Our Way of Making it Happen) which guide the way of doing business in order to relate to customers, shareholders, employees, competitors, suppliers, governments and class associations, and above all, in the way of establishing our future vision and to reach our business objectives.

4. CODE OF ETHICS

Itaú Unibanco’s operation is based on principles that sustain an organizational culture focused first and foremost on the enhancement of people, on strict compliance with the rules and regulations and on a permanent vocation for development. To assist in the implementation of these principles, since 2000, Itaú Unibanco has maintained its Code of Ethics, as approved by the Board of Directors and widely disseminated throughout the Company and periodically updated to better align Itaú Unibanco with changes in the national and international scenario.

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5. SENIOR MANAGEMENT

Senior management encompasses the General Stockholders’ Meeting and the following bodies: Board of Directors, Executive Board, Fiscal Council as well as the Committees directly related to the Board of Directors, namely the Strategy Committee, the Appointments and Corporate Governance Committee, the People Committee, Risk Management and Capital Committee, Related Parties Committee, Compensation Committee and the Audit Committee, the latter two also being statutory committees.

The above mentioned committees (Committees) maintain a relationship with the Board of Directors, their members being elected or nominated by this body, the purpose being to create the conditions for the uniform handling and systemization of matters of strategic relevance and control of Itaú Unibanco. The Board of Directors and the Committees operate as collegiate bodies, seeking to arrive at a consensus through dialog and the systemic view which characterize Itaú Unibanco’s management.

5.1. General Stockholders’ Meetings

The supreme body of the company is the General Meeting, which brings stockholders together, either on an ordinary or extraordinary basis, through a convening notice as called for under Law 6.404/76 (Corporate Law).

The Annual General Meeting is held in the first four months of each year, for examination, discussion and voting of the financial statements reported by management, decision on the allocation of the net income for the fiscal year, payout of dividends and election of members to the Board of Directors and the Fiscal Council. The Extraordinary General Meeting is held when convened to decide on key matters which are not the exclusive responsibility of the Annual General Meeting.

As from 2012, the Electronic Voting Platform has been made available to the Annual and Extraordinary General Stockholders’ Meetings, which allows the stockholders to exercise their votes by electronic power of attorney, in anticipation and from any place, without the need to attend the Meeting in loco.
5.1.1. Voting and Share Types

The Corporate Bylaws provide for two types of shares: common and preferred, both book entry, with no par value and in a single class. Each common share gives its holder the right to one vote in the General Meetings.

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Preferred shares carry no voting rights except in specific cases enshrined in the legislation. However, they give their holder (i) priority in the receipt of the annual minimum, non-accumulative dividend of R$ 0.022 per share, which will be adjusted in the event of stock or reverse stock splits; (ii) participation on equal terms to those involving common shares in the receipt of distributed profits, following assurance of payout of the dividends on common shares in (i) above, and (iii) the right in an eventual sale of control to be included in a public offering for acquisition of shares, being guaranteed a price equal to 80% of the value paid to a share with voting rights to the controlling group (tag along).

5.2. Board of Directors and Committees

Operating on a collegiate basis, the Board of Directors is a mandatory body in a listed company. Among other functions, it is incumbent on the Board to provide general guidance on the company’s business, elect the members of the Executive Board and supervise its management. It is incumbent on the Executive Board to exercise operational and executive functions in line with the guidelines established by the Board of Directors.

The structure, composition and powers of the Board of Directors is enshrined in the Bylaws of Itaú Unibanco and its rules for functioning are established in the Internal Charter. To promote the renovation of members on the Board of Directors, the Corporate Bylaws of Itaú Unibanco provides for the ineligibility to the Board of Directors of people with more than 70 years of age.

The Board of Directors is made up of natural persons and can have between 10 (ten) and 14 (fourteen) members. At the first meeting immediately subsequent to the Annual General Meeting which elected it, Board members shall choose from among their peers, the Chairman and from 1 (one) to 3 (three) Vice Chairmen.

5.2.1. Independent Member of the Board of Directors

The independence of the Board Members is designed to safeguard the Company’s interests and those of its minority stockholders, to foster the debate of ideas eventually different to those of the Directors nominated by the controlling group. In this context, the Board’s Internal Charter rules that the independent Directors may meet to examine specific themes relevant to the Company, reporting to the Chairman of the Board on the matters discussed and eventual suggestions on measures to be adopted.
An independent Director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a stockholder, part of the controlling group or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his capacity and impartiality of analysis and point of view.

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In this context for example a person may not be deemed independent who:
- holds either a direct or indirect stake in the capital stock of the company or any other company controlled by it or under common control, equal or higher than 5% (five percent);
- is included in a stockholders’ agreement or is connected to the controlling shareholding group, directly or indirectly (through a corporate entity or due to family member ties*);
- is or has been in the past three years an employee or officer of the company or of a company under the same control or whose family member* is or has been an officer of the company or a company subject to the same control;
- is or was (or whose family member* is or was), in the last three years, the responsible technician, partner, director, manager, supervisor or any other member, with a managerial function, of the team involved in external auditing work for the company or of a company subject to the same control.
The Appointments and Corporate Governance Committee shall vouch for the independence of the Director, the said Committee’s examination not necessarily being restricted to the limits or the relationships exemplified above.
(*) Family members are spouses, blood relatives or by direct or collateral affinity to the second degree of affinity.
5.2.2. Committees directly related to the Board of Directors
a) Strategy Committee
Within the scope of the Board of Directors, the Strategy Committee has as its principal function, the discussion of relevant matters and those of a significant impact. It is also incumbent on the said Committee to: (i) support the Board of Directors in the discussion with the Executive Board of Itaú Unibanco on the strategic guidelines for business issues; (ii) issue opinions and recommendations on strategic guidelines, thus enriching discussions and decisions of the Board of Directors; (iii) within the scope of the Board of Directors, take the initiative in discussions on key matters and those with a significant impact; (iv) review opportunities for investment submitted by the Executive Board and which have a critical impact on the business; and (v) issue opinions and recommendations on submitted investment opportunities, providing input for Board of Directors’ discussions and decisions.

With respect to Itaú Unibanco budgetary guidelines, it is incumbent on the Strategy Committee (i) to propose budgetary guidelines to the Board of Directors; (ii) to conduct an in depth discussion with the Executive Board in order to allow the budgetary guidelines to be defined; (iii) to make recommendations to the Board of Directors, following discussion with the Executive Board, on the budget for the current year; and (iv) to advise and support the Chief Executive Officer in the monitoring of the corporate strategy for the budget.

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The Strategy Committee shall be made up of three (3) members at the least and ten (10) members at the most, elected annually by the Board of Directors from members of the Board itself and professionals of proven knowledge in the area.

b) Appointments and Corporate Governance Committee
The Appointments and Corporate Governance Committee’s principal function is to monitor the governance of the Company, especially in relation to matters concerning the Board of Directors.

In this context, it is incumbent on the Appointments and Corporate Governance Committee: (i) to identify, analyze and propose candidates to the Board for submission to the General Meeting, determining if the candidate shall be deemed, if elected, an internal, external or independent director; (ii) to review periodically criteria for defining an independent director in accordance with the principles of governance and the applicable regulations, recommending to the Board any modifications deemed necessary and reevaluating the situation of each Director in the light of the new independence criteria which may eventually be established; (iii) to evaluate the functioning of the Board of Directors; (iv) to discuss and make recommendations on succession of the Chairman and Members of the Board; (v) to discuss and make recommendations on guidelines and processes of selection and nomination of the Chief Executive Officer; (vi) to discuss and make recommendations on the succession of the Chief Executive Officer; and (vii) to assist in the identification of the Directors qualified to fill vacancies on the Committees which are subordinate to the Board, including the Appointments and Corporate Governance Committee, in this context specifically providing an opinion on the independence and financial specialization for the Audit Committee. The Committee shall, and whenever deemed appropriate, propose changes in the make-up of the Board of Directors and the Committees that are subordinated to it, as well as propose changes to the structure of the respective Committees, including the creation and/or extinguishment of Committees.

The Appointments and Corporate Governance Committee is also responsible for Board performance appraisal processes, being incumbent on the Committee to (i) recommend appraisal processes for the Board, Directors, Chairman of the Board, Committees and Chief Executive Officer; and (ii) provide methodological and procedural support to the evaluation of the Board, Board Directors, Chairman of the Board, Committees and Chief Executive Officer. It is also incumbent upon this Committee to propose the apportionment of the aggregate compensation set by the General Meeting among the Directors.
Finally, based on criteria previously established by the Board of Directors, the Appointments and Corporate Governance Committee shall also examine and opine on situations where there is a potential conflict of interests between the Directors and the Companies under the umbrella of the Itaú Unibanco Conglomerate, particularly in relation to (i) situations arising from external activities carried on by the Directors, such as participation of members of the Board of Directors or the Executive Board in statutory bodies of other Companies not part of the Itaú Unibanco Conglomerate; and (ii) transactions between Directors and Companies under the umbrella of the Itaú Unibanco Conglomerate.

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The Appointments and Corporate Governance Committee shall be made up of three (3) members at the least and ten (10) members at the most, elected annually by the Board of Directors from among its own Members and professionals of proven knowledge in the area.

c) People Committee
The People Committee is responsible for deciding the principal guidelines with respect to policies for people.

With respect to the guidelines for attraction and retention of talents, it is incumbent on the People Committee to (i) debate strategies for the local and international attraction and mobility of executives; (ii) discuss, monitor and advise the Executive Board on the career of strategic talents of the Conglomerate; (iii) monitor the performance of the key executives in the Conglomerate, and the results of the trainee program; (iv) to be informed of the system of employee appraisal; and (v) provide support in establishing guidelines for monitoring and counseling executives; (vi) suggest employee compensation policies to the Compensation Committee including various forms of fixed and variable compensation; (vii) approving the appointment of executives awarded, readmitted or changing classes in the Partner’s Program, as well as setting the number of partners and members who may be part of the Program; and (viii) approving exceptions to the rules for discharge from the Plan for Granting Stock Options, including the Partner’s Pr.

Furthermore, the said Committee has an advisory function on the skills and profile necessary for the Conglomerate to achieve its medium to long-term aspirations; to be cognizant on the hiring tendencies in Companies in the same sector; to discuss the culture, suitability of profile and the needs for training; to be informed on the policy for training courses and processes; and to support the delineation of further education programs.

Finally, the People Committee is responsible for institutional decisions and for granting options under the Itaú Unibanco Options Granting Plan.

The People Committee shall be made up of three (3) members at the least and ten (10) members at the most, elected annually by the Board of Directors from among its own Members and professionals of proven knowledge in the area.

d) Risk Management and Capital Committee

It is incumbent on the Risk Management and Capital Committee to support the Board of Directors in the performance of their responsibilities relative to the management of risks and capital of the Company, submitting reports and recommendations on these themes for the resolution of the Board with respect to the: i) decision on the Company’s appetite for risk in terms of capital, liquidity, results and company franchise, ensuring these aspects are in alignment with the strategy and including: acceptable levels of capital and liquidity for the Company, types of risk to which the Company could be exposed as well as aggregate limits for each type of risk, tolerances to volatility of results and risk concentrations, general guidelines on tolerance to risks that may have an impact on the value of the Company’s franchise (example: risk of image); ii) supervision of the Company’s risk and control management activities in order to ensure their suitability to the levels of risk assumed and to the complexity of the operations as well as the meeting of regulatory requirements; iii) revision and approval of policies and strategies for the management of capital, which establish mechanisms and procedures for maintaining the capital compatible with the risks that are taken by the institution; iv) establishing the minimum return expected on the Company’s capital stock as a whole and its lines of business as well as monitoring performance; v) supervision of the incentive structures, including compensation, for ensuring alignment to the objectives of risk control and creation of value; and vi) fostering improvement in the Company’s risk culture.

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The Risk Management and Capital Committee shall be made up of at least three and at the most, ten members, elected annually by the Board of Directors from among its members and professionals of notorious knowledge in the area.

e) Related Parties Committee

The purpose of the Committee is to analyze the transactions between Related Parties in given circumstances, assuring equality and transparency of these transactions in such a way as to guarantee stockholders, investors and other stakeholders that the Company employs the best practices of Corporate Governance.

In this sense, it shall be the Committee’s responsibility to approve a transaction or a set of correlated transactions whose amount is equal to or in excess of one million Reais (R$ 1,000,000) over a one-year period, as per the respective Policy, with the following attributions: (i) making quarterly reports of transactions to the Board of Directors of the Company; (ii) determine whether such transactions are in accordance with market conditions as set forth in the terms and conditions contained in the respective Policy and aligned with the other practices used by the Management of the Company such as the guidelines in its Code of Ethics; (iii) review and point out the advantages of the deal to the Company, as well as whether it complies with the contents of the respective Policy and whether it is unduly beneficial to any of the parties thereto; (iv) monitor compliance with the Policy, proposing amendments to the Board of Directors whenever needed; and (v) hiring support, if it so deems appropriate, from outside consultants, watching over the integrity and confidentiality of their work, without exempting itself from its duties.

The Related Parties Committee shall be made up of 3 (three) members elected annually by the Board of Directors from its Members deemed to be independent.

f) Compensation Committee

The Compensation Committee, a statutory body instituted by the General Meeting in April 2012, covers the definitions and discussions on compensation policies of the Itaú Unibanco Conglomerate. In the light of the growing discussions on the compensation of management of financial institutions and in order to adhere to best governance practices in effect both domestically and internationally, it is incumbent on the Compensation Committee to ensure the equilibrium of the institution’s risk management practices.

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The principal functions of the Compensation Committee are to: (i) prepare the policy for compensation of the members of management of Itaú Unibanco, proposing to the Board of Directors the various forms of fixed and variable compensation as well as the benefits and special programs for recruitment and termination; (ii) discuss, analyze and supervise the implementation and operations of the existing compensation models for Itaú Unibanco S.A. and for Banco Itaú BBA S.A. (including the treasury area), discussing the general principles of the compensation policy for the employees and recommending to the Board of Directors for its correction or improvement; (iii) supervise the implementation and operations of the compensation policy for the members of management of Itaú Unibanco; (iv) review annually, the compensation policy for the members of management of Itaú Unibanco, recommending to the Board of Directors its correction or improvement; (v) propose to the Board of Directors the amount of the aggregate compensation of the members of management to be submitted to the General Meeting; (vi) evaluate and approve the compensation model for the Chief Executive Officer as well as to approve the individual value of his compensation, including fixed and variable fees and benefits; (vii) evaluate and approve the compensation models proposed by the Chief Executive Officer for the Executive Vice Presidents of Itaú Unibanco and for the Chief Executive Officer and for the Executive Vice Presidents of Itaú BBA as well as to approve the respective individual amounts including fixed and variable fees and benefits, being able also to evaluate the compensation models, approve the individual values including fixed and variable fees and benefits of the other managers of the Itaú Unibanco Holding Conglomerate; (viii) evaluate future, internal and external scenarios, and their possible impacts on compensation policy for members of management; (ix) analyze the compensation policy of members of management of Itaú Unibanco in relation to market practices with a view to identifying significant discrepancies in relation to similar Companies, proposing the necessary adjustments; (x) ensure that the compensation policy for the members of management is permanently compatible with the policy for risk management, with the goals and the current and expected financial situation of Itaú Unibanco and with the provision in CMN Resolution 3921/10; (xi) prepare on an annual basis the “Compensation Committee Report”; and (xii) to set rules and criteria for the Plan for Granting Stock Options, including the Partner´s Program.

In addition to complying with the provisions of CMN Resolution 3921/10, the Compensation Committee shall evaluate the impacts of other legislations with respect to existing compensation in countries where the company’s subsidiaries are operating, it being incumbent on the Committee to propose the necessary measures to ensure compliance with these norms.

The Compensation Committee shall be made up of three (3) members at the least and ten (10) members at the most, and shall be made up of (i) professionals with the required qualifications and skills for the exercising competent and independent judgment of the Company’s compensation policy, including its repercussions on risk management; and (ii) at least one non-manager member.

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g) Audit Committee

A statutory body instituted by the General Meeting in April 2004, the Audit Committee is only required for institutions authorized to operate by BACEN and for Companies under the supervision of the SUSEP that are part of the Itaú Unibanco Conglomerate. The Audit Committee reports to the Board of Directors. This Committee fully meets the provisions of CMN Resolution 3198/2004, CNSP Resolution 312/2014, the Sarbanes-Oxley Act and the NYSE norms, in these latter cases where applicable to foreign private issuers.

Pursuant to its Internal Charter, approved by the Board of Directors, it is incumbent on the Audit Committee to supervise: (i) the processes of internal controls and risk management; (ii) the internal audit activities and (iii) the activities of the independent audit Companies of the Itaú Unibanco Conglomerate.

It is also incumbent on the Committee to safeguard (i) the quality and integrity of the financial statements; (ii) compliance with the legal and regulatory requirements; (iii) operation, independence and quality of the work of the independent audit Companies; (iv) the operation, independence and quality of the work of the Independent Audit; and (v) the quality and effectiveness of the internal control and risk management systems.

The Audit Committee is made up of at least 3 (three) and at the most, 7 (seven) members elected annually by the Board of Directors from among the latter’s members or professionals of proven technical training compatible with the responsibilities of the Committee, provided that one of the members of this Committee, at least, shall be designated as Financial Specialist. The election of the members of the Audit Committee shall take account of the criteria of independence set forth in the Audit Committee Regulations.

In addition, the Committee must, individually or jointly with the respective independent audit Companies for the Itaú Unibanco Conglomerate, formally notify the BACEN and the SUSEP of any eventual evidence of: (i) non-compliance with legal and regulatory provisions capable of putting the continuity of any of the Itaú Unibanco Conglomerate Companies at risk; (ii) fraud of any amount perpetrated by managers (members of the Board of Directors and of the Executive Board) of any of the Companies in the Itaú Unibanco Conglomerate; (iii) significant fraud practiced by employees of any of the Companies in the Itaú Unibanco Conglomerate, or by third parties; and (iv) errors which result in critical inaccuracies in the financial statements of any of the Companies in the Itaú Unibanco Conglomerate.

For the semesters ending June 30 and December 31, the Audit Committee is responsible for preparing the, “Audit Committee Report”, which covers information required by the prevailing regulations. In addition to the mandatory information, in the report of December 31, also included are aspects relative to (i) a formal evaluation of the work carried out by the internal and external audit in the fiscal year; (ii) the self-evaluation of the Committee; and (iii) training of the Committee’s members.

Together with the semi-annual and annual financial statements of Itaú Unibanco Conglomerate, a summary of the Audit Committee Report is published containing its principal information. Finally, the Audit Committee Report is made available to BACEN, SUSEP, and the Board of Directors for a minimum term of five years as from the date of its conclusion. A copy of the aforementioned report shall be submitted to the Board of Directors.

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5.3. Fiscal Council

The Fiscal Council is an independent management body comprising from 3 (three) to 5 (five) members elected in the General Meeting to supervise the activities of management. The composition, functioning, duties and responsibilities of the Fiscal Council are established in its Internal Charter. Its responsibilities include the preparation of a technical opinion on the quarterly and annual reports submitted for approval of the stockholders (which should be made available to the stockholders up to one month prior to the date set for the Annual General Meeting). The holders of the preferred shares have the right to elect an effective member and respective alternative to this Council. Minority stockholders are equally entitled to elect an effective member where they represent jointly, 10% (ten percent) or more of the shares with voting rights.

Pursuant to Itaú Unibanco’s Bylaws, the Fiscal Council is not permanently installed and its installation depends on a decision by the General Meeting in accordance with the Corporate Law. The Fiscal Council has been uninterruptedly installed since 2000. The members nominated by the controlling stockholders of Itaú Unibanco are independent professionals with wide experience in the financial market.

5.4. Executive Board

Management and representation of Itaú Unibanco shall be the responsibility of the Executive Board, to be made up of at least five (5) and at most twenty (20) members, including the positions of Chief Executive Officer, Vice Presidents, Executive Officers and Officers, as provided by the Board of Directors.

Pursuant to CMN and BACEN standards, the Board of Directors shall appoint, from among the members of the Executive Board, representatives to stand before authorities, the shareholders, and the public in general.

6. STOCKHOLDERS’ RIGHTS

6.1. Dividend Policy

Since July 1980, Itaú Unibanco has maintained as its dividend distribution policy the monthly payout of dividends and complementary semi-annual and annual payments.

In each fiscal year, the stockholders have the right to receive as a mandatory dividend, an amount no less than 25% (twenty-five percent) of the posted net income in the same fiscal year, adjusted up or down for the specific values in letters “a” and “b” of subsection I of Article 202 of Law 6.404/76 and pursuant subsections II and III of the same legal provision. In addition to the mandatory dividend, the Board of Directors may (i) propose to the Annual General Meeting the payout of dividends calculated on the basis of retained earnings, revenue reserves and, in some cases, capital reserves and (ii) establish the payment of interest on capital. Payment of interim dividends or interest on capital is an integral part of the mandatory dividend for the fiscal year. The amounts paid per share in dividends and/or interest on capital are equal for common and preferred shares.

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The Shareholders’ Remuneration Policy may be found in the Investor Relations website (www.itau-unibanco.com.br/ri > Governança Corporativa > Regulamentos e Políticos).

6.1.1. Dividend Reinvestment Program

The Program was launched in 2004, as a further benefit to Itaú Unibanco stockholders, permitting the automatic investment of the dividends in the purchase of preferred or common shares. Any stockholder may participate in PRD as an Itaú Unibanco S.A. current account holder, be they a personal or corporate entity.

Itaú Unibanco’s PRD was the first CVM- (Brazilian Securities and Exchange Commission) registered and approved dividend reinvestment program of a Brazilian company, having the following advantages for Itaú Unibanco stockholders: (i) offers a safe, efficient, systematic and organized share purchase alternative; (ii) allows the combination of individual share purchase offers with the offers of all the other stockholders of the same company which have adhered to the PRD, enabling an increase in investment volume and consequently a reduction in brokerage fees, if compared to a regular acquisition of shares; and (iii) promotes a gradual increase of participation in the capital stock of the company and in distributed dividends.

6.2. Tag Along

The Tag Along is a minority stockholder defense mechanism (those stockholders not part of the controlling group) which assures them a minimum price to be paid for their shares in an eventual sale of control of the company.

Brazilian corporate legislation requires that in the event of the sale of a listed company, the acquiring party must make a public offering for the acquisition of the common shares of the non-controlling stockholders at a minimum price equal to 80% (eighty percent) of the value paid per share to the controlling group. A General Meeting of Itaú Unibanco, held in April 2002, extended to the holders of preferred shares the same tag along right. Thus, at Itaú Unibanco, the tag along is a right granted not only to the holders of common shares (as prescribed in law), but also to the holders of the preferred shares.

BM&FBOVESPA has included Itaú Unibanco in the ITAG – Special Tag Along Stock Index created to differentiate and enhance the profile of Companies providing greater attention to their minority stockholders. As a component, Itaú Unibanco has a significant participation in the Index.

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7. TRANSPARENCY

7.1. Investor Relations

The prime objective of the Investor Relations area (IR) is to transparently and accessibly disseminate information on Itaú Unibanco on which an investment in shares and securities of its own issue can be based. Hence, the IR area seeks to consolidate and maintain Itaú Unibanco’s image of leadership and innovation in the capital markets, always underscoring respect for legal and ethical principles.

Public meetings held by the IR area are one of the most important communication channels and appreciated by investors, analysts and stockholders. The opportunity to discuss strategies and reported results with Senior Management can represent a decisive factor in making investments. BM&FBOVESPA requires that Companies listed in the levels of Corporate Governance hold at least one investors’ meeting annually.

Since 1996, Itaú Unibanco has held public meetings at the APIMEC’s (Association of Capital Markets Analysts and Investment Professionals) regional offices as well as various presentations overseas with a view to expanding the access of private individuals to these meetings. At these meetings and presentations, Itaú Unibanco aims to give a clear picture to the domestic and international financial community as to its performance, strategy for the creation of stockholder value and perspectives for the future, among other themes of investor interest.

Other important aspects to the Investor Relations policy are the Investor Relations website and the Domestic and International Conference Calls with stockholders, analysts and potential investors which take place quarterly a day after the announcement of Itaú Unibanco Financial Conglomerate’s results and in certain instances, following the announcement of material facts. Itaú Unibanco also provides access to information on Investor Relations through TWITTER (@itauunibanco_ri) and Facebook (facebook.com/itauunibancori). These initiatives play an important role in Corporate Governance practices and establish in a dynamic and democratic fashion the opportunity for direct contact between the stockholders, the market and Itaú Unibanco, facilitating access to key information on the Company.

In the first half of 2014, the IR area adopted its Investor Relations Code of Conduct, as complementary to Policies governing IR, Disclosure of Material Acts or Facts, Policy for Trading Itaú Unibanco Holding S.A. Securities, and the Itaú Unibanco Code of Ethics. The IR Code of Ethics is available at the Investor Relations Website (www.itau.com.br/relacoes-com-investidores > Governança Corporativa -> Regulamentos e Políticas).

7.2. National and International Stock Indexes

Itaú Unibanco has been using its best efforts to be a component of the principal stock indexes that measure the degree of adherence of the Company to recognizably effective practices in this area. These indexes include ITAG, already cited, and the IGC - BM&FBOVESPA Corporate Governance Stock Index, a listing which groups Companies able to offer greater investor security.

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In the same line, Itaú Unibanco’s shares are also now components of the BM&FBOVESPA Corporate Sustainability Stock Index (ISE), and have been so since the Index’s creation in 2005, becoming a benchmark for socially responsible investment and a catalyst for good practices in the Brazilian corporate sector.

The shares of Itaú Unibanco have also been part of the Dow Jones Sustainability World Index (DJSI World) since its creation in 1999. DJSI World selects Companies of recognized corporate sustainability, with the capacity to create long-term stockholder value, through the ability to leverage opportunities and manage the risks associated to economic, environmental and social factors. Selection not only takes into account financial performance, but principally the quality of management, which should combine economic values with social and environmental activities as a means to long-term sustainability.

7.3. Policy for Disclosure of an Act or Material Fact, Securities Trading Policy and Disclosure and Trading Committee

Pursuant to CVM Instruction 358 of July 2002, listed Companies should adopt a Policy for Disclosure of an Act or Material Fact (Disclosure Policy) and may voluntarily adopt a Policy for Trading of Own Securities (Trading Policy).

Itaú Unibanco has adopted both, and included additional requirements beyond those set forth by the CVM, such as: (i) barred acquisition or divesture of securities before a period of one hundred and eighty (180) days from the respective divesture or acquisition in a Stock Exchange or Over the Counter transaction; (ii) barred lease of securities; and (iii) barred offering of stock call or put options, sale of stocks in the Forward Market, and trading stocks on the Futures Market.

In addition to the adoption of Disclosure and Trading Policies, Itaú Unibanco has once again gone beyond the scope of the CVM requirements to establish, in unprecedented fashion and with best Corporate Governance practices in mind, a specific committee for policies management: the Disclosure and Trading Committee.

The Disclosure and Trading Committee has the prime function of administering the Trading and Disclosure Policies. Its function shelters a range of internal initiatives for improving information flow and safeguarding the ethical conduct of its management and staff members, signatories to the policies. The Committee’s duties shall include: (i) advising the Investor Relations Officer; (ii) reviewing the policies and recommending appropriate changes to the Board of Directors; (iii) determining the actions needed to disclose and disseminate the policies; (iv) address any doubts regarding interpretation of the contents of the policies; (v) previously examining, as applicable, the contents of materials for meetings with investors and analysts (road shows), teleconferences and public presentations containing information about the Company; (vi) assisting the Investor Relations Officer in connection with investigating and deciding breach events, and bringing any infractions before the Ethics Committee and the Board of Directors, as applicable; (vii) addressing official questions raised by regulatory and self-regulatory entities and providing an opinion, as needed, on the contents of the responses thereto; and (viii) proposing solutions to the Investor Relations Officer in connection with omissions and exceptions.

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Itaú Unibanco has a practice of disclosing material facts and announcements to the market on the Rede de Divulgação news portal, with a page on the World Wide Web. The service enables instant access to all material facts and announcements to the market disclosed. Adoption of this form of disclosure is in line with the modernization of the information disclosure regimen, providing for a closer relationship with stakeholders.

The Disclosure and Trading Committee is chaired by the Investor Relations Officer and made up of a minimum of five (5) and a maximum of ten (10) members named by the Investor Relations Officer from among the members of the Board of Directors, the statutory committees and the Executive Board of the Company, its controlling and controlled Companies; the Committee shall convene quarterly or whenever summoned by the Investor Relations Officer.

7.4. Operational Rules for Treasury

In November 2004, following a broad-based national and international survey of best Corporate Governance practices, Itaú Unibanco became the first Brazilian company on a voluntary basis to adopt Operating Rules for the Trading of Shares for Treasury. These rules now govern trading in shares issued by Itaú Unibanco on stock exchanges where its shares are eligible for trading.

In Itaú Unibanco management’s view, the adherence to these Rules has brought innumerous benefits, among which the reduction in operational, financial and strategic risk, the creation of an internal culture for these operations in the capital markets, the reduction in the possibility of market concentration or improper price fixing, the underscoring of the strategy for the repurchase of securities focused on the preservation of liquidity and stockholder value. All this leads to a greater transparency for this type of operation, to be disclosed on a monthly basis on the Investor Relations Website (www.itau.com.br/relacoes-com-investidores > Governança Corporativa -> Recompra de Ações).

8. STOCK OPTION PLAN

Since 1995, Itaú Unibanco has been offering the grant of stock options involving shares of its own issue, permitting the alignment of the interests of the executives with those of Itaú Unibanco in so far as they share the same risks and gains provided by the appreciation of the Company’s shares.

The purpose of the Stock Option Plan is to make officers and directors parties to the medium and long-term development of the Company, thus allowing them to participate in the enhancement in value which their work and dedication has brought to the shares of the Company.

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9. TRANSACTIONS WITH RELATED PARTIES

The transactions between Itaú Unibanco and related parties is conducted according to the legal and ethical norms.

Itaú Unibanco assures the equality and transparency of the transactions through the medium of the Policy for Transactions with Related Parties wherein rules are established and procedures consolidated for these transactions.

According to the conditions and values involved and provided in the aforementioned Policy, the transactions shall be the subject of preliminary analysis by the Related Parties Committee, being submitted to the Board of Directors for its opinion (pursuant to item 5.2.2, “e”, above). In other cases, the transactions shall be sent for the appreciation of Itaú Unibanco’s Ethics and Ombudsman Area for an opinion and reported quarterly to the Board of Directors of the Company.

These rules and procedures can be found detailed in the Policy for Transactions with Related Parties available from the Investor Relations website (www.itau.com.br/relacoes-com-investidores > Governança Corporativa > Regulamentos e Políticas).

10. SUSTAINABILITY

For Itaú Unibanco, Sustainability means maintaining business on the short, medium and long run to deliver perennial value to stakeholders.

By incorporating Sustainability, Itaú Unibanco reaffirms its commitment to sustainable development and accepts a challenge beyond its own operations: to play a transformative role before new business standards and to leverage social environmental and economic development in a balanced, responsible and sustainable manner.

To establish action priorities in pursuit of Sustainable Performance, as well as to bind the topic to the organization’s business agenda, we have a Sustainability strategy in place with three strategic foci: Financial Education, Socio-Environmental Risks and Opportunities, and Dialogues and Transparency. To enhance the sustainability agenda in the decision-making process of Itaú Unibanco, structured sustainability governance has been established at three levels: an annual agenda for the Board of Directors; Sustainability Executive Committee (made up of members of the Executive Committee); and the Sustainability Committee (made up of officers and area heads).

Other collegiate organs (committees and commissions) of Itaú Unibanco also cover matters related to sustainability. Among these bodies, notable are: the Senior Ethics Committee, the Audit Committee, the Disclosure and Trading Committee, the Retail Products committee; the Wholesale Products Committee; and the Socio-environmental Risk Committee.

Itaú Unibanco is a signatory of various voluntary national and international commitments among them: the Global Compact, Equator Principles, Carbon Disclosure Project (“CDP”), Principles for Responsible Investments (“PRI”) and the Global Reporting Initiative (“GRI”). To access all the voluntary commitments to which the Conglomerate is a signatory and additional detail on our sustainability governance, access the annual report: http://www.itau.com.br/_arquivosestaticos/RAO/PDF/PT/2013RAO.PDF#page=1

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11. SCOPE

Itaú Unibanco’s Corporate Governance Policy is published in the website www.itau-unibanco.com.br/relações com investidores.
It is applicable to Itaú Unibanco Holding S.A. and to its controlled Companies in Brazil and overseas.
The operational Companies with shares listed on the stock exchange have their own rules of Corporate Governance.
For other Itaú Unibanco Policies and Rules as duly approved by our Internal Governance, visit www.itau.com.br/relacoes-com-investidores > Governança Corporativa > Regulamentos e Políticas.

12. APPROVAL

This Policy was approved by the Company’s Board of Directors at its meeting on December 12, 2014.

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Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Traded Company	NIRE 35300010230

TRANSACTIONS WITH RELATED PARTIES POLICY

1. PURPOSE

2. APPLICABILITY

3. RESPONSIBILITIES
3.1. Board of Directors
3.2. Ethics and Ombudsmanship Area
3.3. Procurement Areas

4. RULES
4.1. Related Parties Definition
4.2. Definition of Market Conditions, Significant Amount and Correlated Transactions
4.3. Formalization of Transactions between Related Parties
4.4. Governance Framework for Transactions of a Significant Amount between Related Parties
4.5. Impediment
4.6. Duty to Disclose
4.7 Barred Transactions

5. CODE OF ETHICS

6. PENALTIES

7. POLICY UPDATES

1.	PURPOSE

The purpose of this Related Parties Transactions Policy (“Policy”) is to establish rules and consolidate procedures with which Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”) must comply in connection with transactions among Related Parties, ensuring equality and transparency in such a manner as to guarantee to shareholders, investors and other stakeholders that Itaú Unibanco is in compliance with the best Corporate Governance practices.

2.	APPLICABILITY

The present Policy shall apply to Itaú Unibanco and its controlled Companies in Brazil.

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3.	RESPONSIBILITIES

3.1	Board of Directors

To become acquainted with trades of a Significant Amount as reported thereto, pursuant to the contents of the present Policy.

3.2	Ethics and Ombudsmanship Area

To receive information provided by the procurement areas on transactions involving Material Amounts and producing opinions on such.

3.3	Procurement Areas

To conduct their business in such a manner as to ensure compliance with the terms and conditions set forth herein.

To provide the Ethics and Ombudsmanship Area with the data needed for the production of opinions, as per the flow established by said Area.

4.	RULES

4.1	Related Parties Definition

According to the definitions set forth in Technical Notice (“Pronunciamento Técnico”) CPC No. 5 issued by the Accounting Notices Committee (“Comitê de Pronunciamentos Contábeis”) and approved by the Securities Commission (“Comissão de Valores Mobiliários” - “CVM”), as per Deliberation (“Deliberação”) Nº 642/10, Related Parties in connection with Itaú Unibanco shall be natural and/or legal entities that:

a) directly or indirectly, through one or more intermediaries: i) control, are controlled by or are under the same control as the Company; or ii) have an interest in the Company that gives them significant influence over the Company;

b) are the Company’s affiliates as per the Corporations Act (“Lei das Sociedades Anônimas” - “LSA”);

c) are regarded as key personnel, that is, who hold a management position with the Company, its controlled Companies or its controllers;

d) are, in connection with anyone mentioned in items “a” or “c” i) spouse or partner; ii) forebears, whether by blood (such as parents, grandparents, great-grandparents, etc.) or by affinity (such as stepfathers, stepmothers, parents-in-law); ii) descendants, whether by blood (such as children, grandchildren, etc.) or by affinity (such as stepchildren, in laws, etc.); and iii) relatives up to the second degree, whether by blood (such as siblings, etc.) or by affinity (such as brothers or sisters in law, spouses of brothers or sisters in law, etc.);

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e) are controlled by anyone covered by items “c” or “d”;

f) whose equity stock is held at a rate of more than ten (10) percent, whether directly or indirectly, by anyone covered by items “c” or “d”; and

g) any entity maintaining a post-employment benefits plan for the employees of the Company (e.g.: UBB Prev – Previdência Complementar; Fundação Itaú Unibanco – Previdência Complementar; Fundação BEMGEPREV).

4.2	Definition of Market Conditions, Significant Amount and Correlated Transactions

4.2.1	Market Conditions

Shall be those conditions for which, during negotiations, the following principles have been observed: competitiveness (service prices and conditions compatible with those of the marketplace); compliance (compliance of the services provided with the Company’s contractual terms and responsibilities, as well as with appropriate information security controls); and transparency (appropriate reporting of the agreed conditions and due application thereof, as well as their reflections on the Company’s financials). During negotiations among related parties, the same principles shall apply that drive negotiations the Itaú Unibanco Conglomerate holds with independent parties.

4.2.2      A Significant Amount shall be that of a transaction or a set of Correlated Transactions in an amount exceeding one million Brazilian Reais (R$1,000,000) over a period of one (1) year.

4.2.3      Correlated Transactions: correlated transactions shall mean similar transactions sharing a logical link by virtue of their purpose or their parties, such as: a) lasting transactions involving periodical installments, as long as the amounts involved are known at the time of entry into the relevant agreement; and b) subsequent transactions derived from an initial transaction that has already been carried out, as long as such an initial transaction sets forth the main conditions of the subsequent ones, including the amounts involved.

4.3	Formalization of Transactions between Related Parties

4.3.1      In transactions involving Related Parties as defined in the present Policy, the following shall be complied with:

a) transactions shall be at Market Conditions  and compliant with the contents of the present Policy, as well as consistent with the other practices put into place by the Company’s Management, such as the guidelines provided in the Company’s Code of Ethics;

b) transactions shall be executed in writing, specifying their main characteristics and conditions, such as: overall price, unit price, terms, collateral, taxation, fees, licenses required, etc.; and

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c) transactions must be clearly disclosed in Itaú Unibanco’s accounting statements according to the materiality criteria provided by accounting standards.

4.3.2      In the event that any company in the Itaú Unibanco Conglomerate is engaged as a service provider in transactions between Related Parties, in addition to conditions in sub-item 4.3.1 above, the Market Conditions applicable to other clients which have the same profile, exposure to risk, volume of resources among other characteristics, shall be practiced.

4.4          Governance Framework for Transactions of a Significant Amount between Related Parties

4.4.1      Where the transaction involves a Significant Amount for Itaú Unibanco, the following rules shall be complied with in addition to those of the aforementioned sub-item 4.3:

a) the transaction shall be submitted to the approval of the Committee, made up of three (3) members of Itaú Unibanco’s Board of Directors deemed as independent, and shall verify the advantages of said transaction for;

b) such transactions shall be reported on a quarterly basis to the Itaú Unibanco Board of Directors.

4.4.2      Where a transaction of a Significant Amount involves an amount lower than fifty million Brazilian Reais (R$ 50,000,000), prior to the procedures set forth in item 4.4.1, the transaction shall be submitted to the Itaú Unibanco Ethics and Ombudsmanship Area according to the flow present at said Area.

4.4.3      The Committee may deliberate in physical meetings, or via teleconferencing or videoconferencing and, still, by e-mail.

4.4.4      The rules provided in the present item shall not apply to operations carried out among Companies whose equity capital is directly or indirectly held in full by the Company.

4.5         Impediment

4.5.1      The Company’s Management shall abide by the ordinary flow of negotiations and transaction approvals within the Itaú Unibanco Conglomerate, refraining from intervening in such a manner as to influence contracts with Related Parties in a manner not in compliance with said flow.

4.5.2      In situations where a member involved in transaction approval is prevented from deliberating on the subject as a result of a potential conflict of interests, said member shall declare him or herself under impediment, explaining his or her involvement in the transaction and providing details on the operation and the parties involved. The impediment shall be entered into the minutes documenting deliberations on the transaction.

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4.6          Duty to Disclose

4.6.1      Pursuant to the contents of Article 247, Law Nº 6.404/76 (Corporations Law), of CVM Deliberation Nº 642/10 and of National Monetary Committee Resolution Nº 3.750/09, the Company shall disclose Transactions with Related Parties, providing sufficient details for the identification of the Related Parties and of any essential or not strictly commutative conditions inherent to the relevant transactions, thereby enabling the Company’s shareholders to inspect and track Itaú Unibanco’s acts of management.

4.6.2      Said disclosure shall take place in clear and concise form in the explanatory notes to the Company’s Accounting Statements, according to the applicable accounting standards. In addition, the Company shall also be required to disclose Transactions with Related Parties to the marketplace, as provided by the Regulations for Level-One Corporate Governance Listing with the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (BM&FBovespa), especially in connection with additional requirements for quarterly periodical information (ITR’s), as well as pursuant to CVM Instruction Nº 480/09.

4.6.3      A transaction or set of Correlated Transactions with Related Parties whose amount exceeds fifty million Brazilian Reais (R$50,000,000) and that meets the disclosure requirements of Schedule 30-XXXIII of CVM Instruction No 480/09 shall be disclosed by means of the electronic system available at the CVM Website within a period of seven (7) business days from occurrence, pursuant to the aforementioned rule.

4.7         Barred Transactions

4.7.1      Transactions between Related Parties shall be barred in the following cases:

a) undertaken under other conditions than Arm’s Length;

b) loans or advances as per articles 34 and 35 of Law Nº 4.595/64, and as per article 17 of Law Nº 7.492/86 and Central Bank of Brazil Circular Nº 30; or

c) service agreements between the Company and Related Parties that (i) are not the services habitually offered to the Company’s clients, or (ii) involve unjustifiable or disproportionate compensation in terms of the value generation for the Company.

5.           CODE OF ETHICS

In addition to the rules set forth in the present Policy, Itaú Unibanco employees shall, in any Transactions with Related Parties, shall observe the guidelines provided in the Company’s Code of Ethics.

6.           PENALTIES

Breaches of the present Policy shall be reviewed by the Audit Committee and consequently submitted to the Board of Directors, which will take the applicable steps; furthermore, certain conducts may be criminal offenses, rendering those responsible liable to the penalties of the applicable Law.

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7.           POLICY UPDATES

The Board of Directors is authorized to update this Policy whenever the need may arise as a result of statutory or legislative changes, especially as regards CVM and BM&FBovespa standards for Corporate Governance that may apply to the Company.

The present Policy was amended by the Board of Directors on December 12, 2014.

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